

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2020

Cameron Chell
Chief Executive Officer
Draganfly Inc.
2108 St. George Avenue
Saskatoon, Saskatchewan, Canada S7M 0K7

> **Re: Draganfly Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed August 7, 2020**
> **File No. 024-11239**

Dear Mr. Chell:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed August 7, 2020

Offering Circular Cover Page, page 1

1. We note your response to prior comment 1. Please revise your offering circular to include all information that is not permitted to be omitted under Rule 253(b). In this regard, we note that you have omitted a bona fide estimate of the range of the maximum offering price range from the cover page.

Securities Being Offered, page 51

2. We note your response to prior comment 5. Please revise to include the disclosure regarding your units and warrants required by Item 14 of Form 1-A.

Exhibits

3.   We note your response to prior comment 8.   Counsel should not assume conclusions of law that are a necessary requirement of the ultimate opinion. We note for example, the assumption regarding due execution and delivery in assumption (a) of Section 3. Also, tell us why the qualifications in (a) and (b) of Section 5 are necessary and appropriate for the opinion.

    You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Rebecca G. DiStefano, Esq.